UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

99.1

The Management Proxy Circular of the Registrant dated March 10, 2006 furnished as Exhibit 99.1 to this Form 6-K (excluding the Sections entitled “Report on Executive Compensation”, “Performance Graph”, “Corporate Governance”, and “Appendix “A”, Statement of Corporate Governance Practices”, which shall be deemed not to be incorporated by reference) is hereby furnished to the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

99.2

The Form of Proxy of the Registrant is hereby furnished as Exhibit 99.2 to this Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation By: /s/ Maryse St.-Laurent Maryse St.-Laurent Corporate Secretary

Date: March 24, 2006

EXHIBIT INDEX

99.1	TransAlta Corporation’s Notice to Shareholders and Management Proxy Circular, dated March 10, 2006
99.2	TransAlta Corporation’s Form of Proxy for 2006 Annual Meeting